FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 99,544,183

Date: October 31, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The beginning of October was marked by National Day, also known as Golden Week, which is a weeklong national holiday in China when most of the country's businesses are closed. Furthermore, the government COVID restrictions, including travel restrictions and daily testing, remained in effect in many cities during the month, which also disrupted the Issuer's operations during the period, particularly its consumer goods supply chain business activities. To help compensate for the slowdown in that portion of its operations, the Issuer took a more aggressive expansion approach during the month into other already serviced sectors such as the oil and gas and steel verticals. Despite the volatility in commodities prices in 2022, the Issuer's oil and gas and steel trading platforms continued to experience a high level of activity and benefitted from the extra attention paid to them by the Issuer during the period, continuing to provide the Issuer with a steady and somewhat predictable revenue stream.

After months of planning and working with one of China's largest retailers with physical outlets throughout the country, the Issuer launched a pilot project in the city of Chengdu during the period aimed at bringing better distribution and delivery efficiency to online consumer goods retailers and distributors. The parties signed up 145 retail outlets for the pilot project. Those outlets will keep a special inventory of certain goods, allowing for the goods to be quickly delivered and distributed locally as they are ordered online from consumers across the country. Among other important features, participating online retailers will be able to access critical market data, such as best-selling products and decentralize the shipping of their wares. If successful, the Issuer would be looking to expand the project to major cities and provinces in China, starting with Beijing, Shanghai and Guangzhou.

Still on the subject of distribution, but unrelated to the aforementioned pilot project, the Issuer took ownership control during the period of a subsidiary called Asia Synergy Transportation Hub ("ASTH") in which the Issuer was previously a minority shareholder. Following its takeover of ASTH, the Issuer mandated ASTH to manage its Yun Fleet shipping and transportation platform. Yun Fleet was launched back in March 2022 as part of Tenet's Business Hub in China to provide shipping and transportation opportunities to China's freight trucking industry resulting from transactions conducted on the Business Hub. As of the date of this progress report, there were over 2,000 registered truckers on the Yun Fleet platform.

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As for its Canadian operations, the Issuer's pre-registration campaign to get Canadian SME owners and executives to sign up to become members of the Business Hub continued to show encouraging signs during the period. With an anticipated 4,000 pre-registered Canadian SMEs on the platform by the time of the launch in November, the Issuer worked on building its advertising media kit during the month. The Issuer now expects to have a sufficient number of members on the platform by the time it launches to warrant the production of the media kit, which would help generate the platform's first revenue in Canada once it launches.

2. Provide a general overview and discussion of the activities of management.

While the Issuer's management in China was focussed on strategic expansion and taking measures to counter the impact of Covid-19 on the Issuer's operations in the country, other than the continuous attention being paid to the Canadian launch of the Business Hub, the Issuer's management's attention in Canada was primarily focussed on capital markets related matters during the period. Following the filing of the Issuer's preliminary short form prospectus at the end of the previous month, the Issuer's management received comments from the Ontario Securities Commission (the "OSC") on the prospectus during the period and spent time addressing and preparing a response to those comments. The Issuer's management also filed an application to have the Issuer's securities listed on a senior Canadian exchange (the "Exchange") during the period, so time was also spent during the period on preparing to respond to follow up questions received from the Exchange as part of the application review process. The third and final capital markets related matter to garner the Issuer's management's attention during the period was the potential reinstatement of the listing of the Issuer's securities on the Nasdaq Capital Market exchange (the "NASDAQ"). The Issuer's management and external counsel spent time during the period preparing to file and submit new correspondence to the U.S. Securities and Exchange Commission

(the "SEC"), who has been reviewing the Issuer's registration statement. The SEC must first give its approval and make the Issuer's registration statement "effective" before the listing of the Issuer's securities can be reinstated on the NASDAQ. The Issuer's management had that correspondence filed with the SEC on the day of the filing of this progress report.

Finally, the Issuer's management spent time during the period preparing for the filing of its financial results for the third quarter of 2022.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

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4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the

Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

During the period, the Issuer acquired the following legal entities in China:

- Asia Synergy SureBid ("ASB")

The Issuer paid a non-significant cash consideration amount to acquire 100% of the company. The consideration paid was determined based on the target's net book value, as it does not hold significant operations.

- Asia Synergy Transportation Hub ("ASTH")

The Issuer paid a non-significant cash consideration amount to acquire 80% of the company. The consideration paid was determined based on the target's net book value and the Issuer's added value in the business structure.

The Issuer invested in minority shares in the following legal entities:

- Wuxi Xincheng Venture Capital Partnership

The Issuer invested 2.5M RMB into the legal partnership.

8. Describe the acquisition of new customers or loss of customers.

N/A

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9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees in Canada during the reporting period in connection with its development, adaptation and planned launch of the Cubeler Business Hub™ in North America.

11. Report on any labour disputes and resolutions of those disputes if applicable. N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	82,465	Incentive options issued to employees. Each option allows its holder to acquire common shares of the Issuer at a price of $1.24 per share.	N/A

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15. Provide details of any loans to or by Related Persons. N/A

16. Provide details of any changes in directors, officers or committee members. N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the

Issuer's market(s) or political/regulatory trends.

The president of the European Commission, Ursula von der Leyen, has announced a mandate for rooftop solar on commercial and public buildings by 2027, and for residential buildings by 2029. The EU target for renewable energy has been increased from 40% to 45%.The Issuer's clean energy platform helps identify roofs for solar panels and provides real time energy usage data among other features and so could position the Issuer to take advantage of this global opportunity.

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated November 7, 2022.

Johnson Joseph
Name of Director or Senior Officer

(s) Johnson Joseph
Signature

Chief Executive Officer
Official Capacity

Issuer Details
Name of Issuer	For Month End	Date of Report
Tenet Fintech Group Inc.	October 2022	November 7, 2022
Issuer Address
119 Spadina Avenue, Suite 705
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Toronto, Ontario M5V 2L1	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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